Steven M. Przesmicki (858) 550-6070 przes@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

April 28, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

RE:	HTG Molecular Diagnostics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 25, 2015
File No. 333-201313

Dear Ms. Ravitz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client HTG Molecular Diagnostics, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2014. The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally filed on December 30, 2014, and amended by Amendment No. 1, filed on February 25, 2015.

Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 9, 2015 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Risks Associated With our Business, page 7

1.         Please expand the disclosure in this section to include a bullet point to highlight that your report from your independent registered public accounting firm for the year ended December 31, 2014 includes an explanatory paragraph stating that your recurring losses from operations since inception and negative cash flows from operating activities raise substantial doubt about your ability to continue as a going concern.

            Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of Amendment No. 2 as requested.

Exhibits and Financial Statement Schedules, page II-7

2.         We note your disclosure in footnote 4 on page 112 that Mr. Grimm will be appointed as a member of your board of directors effective immediately following the closing of this offering. Please file as an exhibit the written consent from Mr. Grimm in which he consents to being named in the prospectus. Refer to Securities Act Rule 438.

            Response: The Company acknowledges the Staff’s comment and has filed Mr. Grimm’s written consent as Exhibit 99.1 to Amendment No. 2.

April 28, 2015

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The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (858) 550-6070. Thank you.

Sincerely,

Cooley LLP

/s/ Steven M. Przesmicki

Steven M. Przesmicki

cc:	Timothy B. Johnson, HTG Molecular Diagnostics, Inc.

M. Wainwright Fishburn, Jr., Esq., Cooley LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP